Exhibit 99.1

NorZinc Reports Results for Q3 2018 & Operations Update

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 9, 2018  /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") reports its interim financial results and development activities for the three and nine month periods ended September 30, 2018 ("Q3 2018"). (All amounts are in Canadian dollars unless otherwise stated. M = million).

Q3 2018 Results & Recent Highlights

  Financial
    $20M financing closes (July)
    Company repays US$10M loan to become debt free (July)
    Cash at September 30, 2018 $13.0M
  Permitting
    Positive decision to resume All Season Road permitting at Prairie Creek (July)
    Positive recommendation adopted by responsible ministers on All Season Road (Oct)
  Project related
    Prairie Creek Project summer program (Aug-Oct)
    New resource at Lemarchant Newfoundland (Sept)
  Corporate
    Completes corporate reorganisation (Sept)
    Company renamed as NorZinc Ltd. (Sept)
    New listing symbols – NZC (TSX), NORZF (OTCQB) (Sept)
    Loss for Q3 2018 $3.3M

Liquidity

At September 30, 2018, the Company a positive working capital balance of $11,733,000 which included cash and cash equivalents of $7,960,000 and short-term investments of $5,026,000. The Company is debt free, having repaid the US$10 million Project Bridge Loan, including accrued interest, in full on July 10, 2018.

Prairie Creek

Positive EA Recommendation Adopted

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board ("Review Board") recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Prairie Creek All Season Road Project for the Prairie Creek Mine ("EA Report") and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs. The Review Board recommended that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board's recommendation that the All Season Road for the Prairie Creek Mine be approved subject to the Review Board's conditions.

Prairie Creek Plans Going Forward

The permitting process has now entered the regulatory phase, conducted by the Mackenzie Valley Land and Water Board ("Water Board") which will receive input from territorial and federal agencies, culminating in road permits being issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report. The regulatory phase is expected to be completed the mid-2019.

The All Season Road follows the general alignment of the already permitted Winter Road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road. The road from the mine to Km 37.4 is permitted for all season use but needs upgrading along this section, including realignments and new watercourse crossings.

NorZinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the All Season Road is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and mine development.

Newfoundland Properties - Mineral Resource Estimate Update

NorZinc owns an extensive mineral land package in central Newfoundland that includes three large volcanogenic massive sulphide ("VMS") projects, each with defined mineral deposits, and excellent exploration potential.

On September 20, 2018, the Company reported an updated NI 43-101 Mineral Resource Estimate for the 100% owned Lemarchant zinc-lead-copper-gold-silver VMS deposit and results of the recent barite metallurgical study. The Lemarchant deposit is part of NorZinc's 140 km2 land package in Newfoundland, located 20 km from Teck's past-producing Duck Pond copper-zinc mine. Highlights of the update include:

  Indicated Resource of 2.42 million tonnes grading 6.15% zinc, 1.60% lead, 0.68% copper, 1.22 g/t gold, 64.0 g/t silver and 23.5% barite (at 4.0% Zinc Equivalent cutoff)
  Inferred Resource of 0.56 million tonnes grading 4.68% zinc, 1.08% lead, 0.45% copper, 1.06 g/t gold, 44.7 g/t silver and 13.1% barite (at 4.0% Zinc Equivalent cutoff)
  Total contained metal in the Indicated Resource has increased by 123% zinc, 162% lead, 129% copper, 136% gold and 111% silver from prior 2012 resource estimate.
  Barite metallurgical study produced a 97.75% barite concentrate in bench scale tests.
  Additional drilling since the last resource estimate has improved the understanding and modelling of the deposit which now can be applied to further exploration.

Details of the new Mineral Resource Estimate at a cut-off grade of 4% Zinc Equivalent ("ZnEq") can be found in the Technical Report filed on October 24, 2018 on SEDAR.

Financial Results for Third Quarter of 2018

For the three and nine month periods ended September 30, 2018, the Company reported a net loss and comprehensive loss of $3,450,000 and $7,916,000 respectively compared to a net loss and comprehensive loss of $2,456,000 and $8,256,000 for the same periods ended September 30, 2017.

Outlook

NorZinc's focus for 2018 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

At September 30, 2018, the Company had cash and cash equivalents and short-term investments totaling $13.0 million and a working capital balance of $11.7 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 Prairie Creek feasibility study, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

At the Prairie Creek Mine Site, various care-and-maintenance programs have been completed over the summer. A helicopter supported road program to provide additional baseline studies and data collection for the All Season Road has also been completed. Further de-risking programs, initiated at the end of the second quarter, continue and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The company will be considering refurbishment of some of those items in the 2019 site season prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the All Season Road by the Mackenzie Valley Land and Water Board and Parks Canada. The regulatory phase is expected to be completed mid-2019.

The Company continues its engagement with Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the All Season Road to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of the Indigenous groups in environmental monitoring.

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories. The Company also owns an extensive land package in Newfoundland that it is exploring for zinc-lead-copper-gold-silver deposits.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2018 and the related management's discussion and analysis which are available on the Company's website at www.norzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson VP, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 12:37e 09-NOV-18